Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. On December 21, 2009, Baker Hughes filed with the SEC Amendment No. 1 to the Registration Statement on Form S-4 for the sole purpose of filing exhibits not previously filed with no change to the joint proxy statement/prospectus constituting Part I of the Registration Statement at that time, while on January 26, 2010, Baker Hughes filed with the SEC Amendment No. 2 to the Registration Statement on Form S-4. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Perspectives on the Offshore Industry Offshore Energy Center January 28, 2009 Chad C. Deaton Chairman, President and CEO Baker Hughes Incorporated

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Forward-Looking Statements Information set forth in this document (and all oral statements made regarding the subjects of this document) contain "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect our expectations regarding future events without taking into account the impact of the pending transaction to acquire BJ Services Company. Such forward-looking statements include, but are not limited to, statements about our expectations regarding our business outlook and business plans, the business plans of our customers, changes in revenue, pricing, expenses, capital spending, backlogs, profitability, tax rates, strategies for our operations, impact of our common stock repurchases, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, and environmental matters. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the level of petroleum industry exploration, development and production expenditures; the price of, volatility in pricing of, and the demand for, crude oil and natural gas; the ability to obtain regulatory approvals for the pending transaction to acquire BJ Services Company and the approval of the transaction by stockholders; the ability to successfully integrate any acquired businesses and unexpected costs or unexpected liabilities that may arise from any transaction, whether or not consummated; the outcome of pending litigation; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect our business; and the business plans of customers. Additional factors that may affect future results are contained in our filings with the Securities and Exchange Commission (the "SEC"), which are available at the SEC's web site http://www.sec.gov. Baker Hughes disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Additional Information and Where to Find It On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. On December 21, 2009, Baker Hughes filed with the SEC Amendment No. 1 to the Registration Statement on Form S-4 for the sole purpose of filing exhibits not previously filed with no change to the joint proxy statement/prospectus constituting Part I of the Registration Statement at that time, while on January 26, 2010, Baker Hughes filed with the SEC Amendment No. 2 to the Registration Statement on Form S-4. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes' web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services' web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239. Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. Participants in the Solicitation

Gulf of Mexico Brazil West Africa Deepwater Golden Triangle Oil: 5-7 Billion Bbl Gas: 10 Tcf Oil: 10-15 Billion Bbl Gas: 5- 8 Tcf Oil: 8-10 Billion Bbl Gas: 9 Tcf Estimated Deepwater Proven and Probably Reserves through 2012 Source: Infield Systems, Offshore Engineer Magazine

Gulf of Mexico Oil Production Source: MMS

Gulf of Mexico Gas Production Source: MMS

7 Gulf of Mexico Activity Rig Counts are Drilling AND Completion / Shelf includes Inland Barge Shelf activity naturally driven by gas - Expect modest uptick if prices remain > $5 range Deepwater much more stable driven by oil and long term rig contract commitments However active sublet market and some "mid-water" contracted rigs stacked during Q3 Source: ODS Petrodata

Offshore Rig Utilization 95.3% 96.7% 68.5% 85.1% 89.6% 73.1% Source: ODS Petrodata

Deepwater Drilling Technical Challenges

U.S. Gulf of Mexico Deepwater and Associated Plays 65 Discoveries in water deeper than 5000 ft

Modeling - Regional Wilcox Model Areal grid system - 5 km x 5 km grid blocks To facilitate input of reservoir property data Wells with local grid refinement and no-flow boundaries Major discontinuity between Great White / Trident and the other wells

Modeling - Regional Wilcox Model Vertical layer system - Wilcox zones 1A, 1B and 2 Major depth shift across discontinuity 20,000 ft 35,000 ft

GoM Deepwater Reservoir Properties GoM Deepwater Reservoir Properties Public Domain Data

Reservoir Pressure Trend - Wilcox Hydrostatic to Slightly over-pressured in Alaminos Canyon Highly over-pressured in Keathley Canyon and Walker Ridge

Operator Capabilities Exploration Reservoir Modeling Project Management Field Development Reservoir Management Using Data Applying Technology Service Company Capabilities Technology Development Data Acquisition and Interpretation Reservoir Characterization Project Optimization Wellsite Execution Global Expertise Local Application Complementary Capabilities

Service Company R&D Capabilities

New Seismic Technologies Courtesy of Geoscience Technology Pre-Stack Depth Migration Direct Hydrocarbon Indication 4D Seismic Monitoring

3D Stress Modeling around salt

19 Liner Drilling Technology Industry Leading Technology Today ZXP Seal Technology Liner Drilling Technology Pushing the Envelope Steerable Liner Drilling Integrated BHA with Liner Hanger Drill and run in hole liner in same trip Includes MWD and LWD Capability First run in Q3 2009

20 Real -Time Compaction Monitoring Reservoir compaction in GOM has caused premature completion failure Shell Strengths Compaction Experience Downhole Applications Baker Hughes Strengths Completion Design Fiber Optic Technology Collaboration Developed fiber optics system to monitor casing and/or screen deformation over time System includes casing/screen sensors, wet connects, visualization/interpretation software Trial Well installed in 2009 Live Well installation by end of 2010

Major Service Company R&E Investment Source: Annual 10K reports, Schlumberger, Halliburton, Baker Hughes

22 Gap Closure - BJ Services (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 22

BJS Strengthens Our Integrated Operations National Oil Companies account for a growing share of E&P capital expenditures and are shifting towards the integrated project model that incorporates pressure pumping Baker Hughes adds to its critical mass of products, scale and international presence that are required of top-tier competitors for complex integrated projects We have partnered with BJ Services on many new integrated bids Acquiring BJ Services' pressure pumping capabilities increases the competitiveness of Baker Hughes and creates efficiencies 23

Pressure Pumping is Key in Deepwater Projects Most deepwater projects call for fracturing, cementing and completion services Combined company has a large deepwater fracturing presence 10 stimulation vessels Ultra-deep GoM stimulation vessel to be delivered in late 2009 (Blue Dolphin) Offshore cementing business is a BJ Services strength Seahawk cementing units Strong cementing market share on new builds Deepwater Rigs1 1Source: Rigzone 24

Pressure Pumping Key to Frac-Intensive Shales Unconventional shales are the most significant opportunity in North America BJ Services is a leader in strategically crucial shale fracturing technology in the North American market Multi-zone completion technology (vertical integration) Experienced operating personnel, efficient capacity 25 25 Selected Shale Plays and BJS Operating Bases "Unconventional" technologies to tap shale ALL depend on pressure pumping

Distribution of Global Shale Gas Resources

Perspectives on the Offshore Industry Offshore Energy Center January 28, 2009 Chad C. Deaton Chairman, President and CEO Baker Hughes Incorporated